Filed by ConocoPhillips
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended
Subject Company: Burlington Resources Inc.
Commission File No.: 1-9971
The following slides accompanied a presentation by John Carrig, Executive Vice President, Finance and Chief Financial Officer of ConocoPhillips, at the A.G. Edwards Energy Conference on March 14, 2006.

A.G. Edwards' Energy Conference Boston, Massachusetts John Carrig EVP, Finance and CFO March 14, 2006

CAUTIONARY STATEMENT
Statement Regarding Potential Acquisition
Business Environment
WTI Oil Price
Henry Hub Natural Gas Price
Gulf Coast Crack Spread
Refining Capacity Utilization
General Energy Market Factors
Meeting the Energy Challenge
Return on Capital Employed
Cash Use Comparison
Burlington Update
Corporate Strategy
Strategic Objectives
E&P Strategy and Objectives
E&P ROCE
Near-Term Capital Cost Pressures
Investing in Growth
Major U.S. Gas Supplier
North America
Long-Term Growth
R&M Strategy and Objectives
R&M ROCE
Strong Industry Fundamentals
$4B to $5B U.S. Investment Program
Transforming Capabilities
Commercial
Chevron Phillips Chemicals JV
Duke Energy Field Services JV
LUKOIL Update
Financial Strategy
Debt Ratio Improvement
Capital Program
Total Company Cash Flow
Cash Scenarios - 2006
Outlook
Rising to the Challenge
Appendix
Return on Capital Employed Adjusted for Purchase Accounting
Financial Analysis Assumptions

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 The following presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. You can identify our forward-looking statements by words such as "anticipates," "expects," "intends," "plans," "projects," "believes," "estimates," and similar expressions. Forward-looking statements relating to ConocoPhillips' operations are based on management's expectations, estimates and projections about ConocoPhillips and the petroleum industry in general on the date the presentations are given. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. Factors that could cause actual results or events to differ materially include, but are not limited to, crude oil and natural gas prices; refining and marketing margins; potential failure to achieve, and potential delays in achieving expected reserves or production levels from existing and future oil and gas development projects due to operating hazards, drilling risks, and the inherent uncertainties in interpreting engineering data relating to underground accumulations of oil and gas; unsuccessful exploratory drilling activities; lack of exploration success; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying company manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; international monetary conditions and exchange controls; potential liability for remedial actions under existing or future environmental regulations; potential liability resulting from pending or future litigation; general domestic and international economic and political conditions, as well as changes in tax and other laws applicable to ConocoPhillips' business and, in the case of the potential acquisition of Burlington Resources, obtaining the required approval by Burlington Resources shareholders . Other factors that could cause actual results to differ materially from those described in the forward-looking statements include other economic, business, competitive and/or regulatory factors affecting ConocoPhillips' business generally as set forth in ConocoPhillips' filings with the Securities and Exchange Commission (SEC), including our Form 10-K for the year ending December 31, 2005. ConocoPhillips is under no obligation (and expressly disclaims any such obligation) to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise. Cautionary Note to U.S. Investors - The U.S. Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation such as "oil/gas resources," "Syncrude," and/or "Society of Petroleum Engineers (SPE) proved reserves" that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the oil and gas disclosures in our Form 10-K for the year ended December 31, 2005. This presentation includes certain non-GAAP financial measures, as indicated. Such non-GAAP measures are intended to supplement, not substitute for, comparable GAAP measures. Investors are urged to consider closely the GAAP reconciliation tables provided in the presentation Appendix.

Statement Regarding Potential Acquisition of Burlington Resources Inc. ConocoPhillips has filed a Form S-4, Burlington Resources has filed a proxy statement and both companies will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE FORM S-4 AND PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You can obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by ConocoPhillips free of charge by contacting ConocoPhillips Shareholder Relations Department at (281) 293-6800, P.O. Box 2197, Houston, Texas, 77079-2197. You may obtain documents filed with the SEC by Burlington Resources free of charge by contacting Burlington Resources Investor Relations Department at (800) 262-3456, 717 Texas Avenue, Suite 2100, Houston, Texas 77002, e-mail: IR@br-inc.com. ConocoPhillips, Burlington Resources and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Burlington Resources' stockholders in connection with the merger. Information about the directors and executive officers of ConocoPhillips and their ownership of ConocoPhillips stock will be set forth in the proxy statement for ConocoPhillips' 2006 Annual Shareholders Meeting. Information about the directors and executive officers of Burlington Resources and their ownership of Burlington Resources stock is set forth in the proxy statement for Burlington Resources' 2005 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger. Investors should read the Form S-4 and proxy statement carefully before making any voting or investment decisions.

Business Environment Volatile geopolitical climate Moderating economic and energy demand growth Strong long-term outlook for oil and gas demand / prices Strong long-term outlook for oil and gas demand / prices Strong long-term outlook for oil and gas demand / prices Strong long-term outlook for oil and gas demand / prices

1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 Low Avg 17.3003 18.8012 18.2998 11.2945 11.9982 25.7837 19.2705 19.6795 28.1429 34.2403 46.829 61.5708 Hi Avg 19.8832 25.4076 25.1295 16.6885 26.1074 34.3968 29.5624 29.705 35.7526 53.239 65.5164 65.4645 float 2.5829 6.6064 6.8297 5.394 14.1092 8.6131 10.2919 10.0255 7.6097 18.9987 18.6874 3.89 Avg 18.42669167 22.14111667 20.608175 14.411825 19.25238333 30.30438333 25.89408333 26.08986667 31.106925 41.42360833 55.9626 63.517 Current Price 63.04 2004 concensus 36.6 2005 concensus 54.94 2006 concensus 58.17 current price (3/6/06) 62.22 WTI Oil Price Source: Platt's; 2006 data through the end of February; First Call consensus as of March 6, 2006. Note: Bars represent the range of monthly averages for each year; solid line represents the annual average. $/BBL 2006 consensus $58.17 / BBL

Henry Hub Natural Gas Price 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 Low Avg 1.4343 1.8348 1.899 1.7069 1.7721 2.4105 2.1945 2.2621 4.4703 5.1481 6.1382 7.5355 Hi Avg 2.6818 4.9071 3.2932 2.4255 2.7934 8.9045 8.1719 4.7421 7.7058 6.5819 13.4224 8.6827 float 1.2475 3.0723 1.3942 0.7186 1.0213 6.494 5.9774 2.48 3.2355 1.4338 7.2842 1.1472 Avg 1.715783333 2.772083333 2.479916667 2.082408333 2.266191667 4.306258333 3.958466667 3.356933333 5.48595 5.899166667 8.815 8.1091 Concensus 8.67 Current Price (3/6/06) 6.49 Source: Platt's; 2006 data through the end of February; First Call consensus as of March 6, 2006. Note: Bars represent the range of monthly averages for each year; solid line represents the annual average. $/MMBTU 2006 consensus $8.67 / MMBTU

Gulf Coast Crack Spread 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 Low Avg 1.337934 1.665932 1.931404 1.126524 0.482058 2.273954 1.6998 1.66434 2.793094 2.511088 4.81632 4.527246 Hi Avg 4.882824 4.097088 5.596254 4.0527 3.099088 6.20875 9.908264 4.764028 7.23531 11.10595 28.705602 6.779518 float 3.54489 2.431156 3.66485 2.926176 2.61703 3.934796 8.208464 3.099688 4.442216 8.594862 23.889282 2.252272 Avg 2.4429695 2.737956667 3.320966833 2.468283 1.80217 4.298392333 4.322102667 3.251364833 4.598480167 6.485299333 10.91989183 5.653382 Concensus 2.5667304 2.926511563 3.2586884 3.249977965 4 Current LOS 9.86 5.927 5.927 5.927 5.927 5.927 5.927 Source: Platts; 2006 data through end of February. Note: Bars represent the range of monthly averages for each year; solid line represents the annual average. $/BBL 5-year average $5.93 $9.86 / BBL 3/06/06

Refining Capacity Utilization Source: Purvin & Gertz Summer 2005. 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 US 81 82 83 86 87 87 87 88 91 91 91 91 93 91 89 90 90 88 90 91 92 93 95 96 98 99 100 101 102 103 104 104 105 105 106 106 Europe 74.3 78.3 79.1 82.7 86.9 84.9 87.4 84.6 84.9 88.6 91.7 91.6 86.8 87.6 85.6 82.8 85.4 86.2 88.1 89.1 90.3 91.5 92.7 93.9 95.1 96.3 97.5 98.6 99.8 101 102.2 103.4 104.6 105.8 Asia Pacific 65 66 68 74 79 79 82 83 82 84 86 84 88 83 83 84 84 83 88 92 93 95 97 94 97 100 104 107 110 113 116 119 121 124 126 128 0.9 90 90 90 90 90 90 90 90 90 90 90 90 90 90 90 90 90 90 90 90 90 90 90 90 90 90 Percent Utilization U.S. Northern Europe Asia 90% 2005

General Energy Market Factors Industry exploration opportunities diminished Host governments offering less attractive terms Intense competition for access to reserves Producing countries investing in refining export capacity Strong inflationary pressure on costs and capital

Meeting the Energy Challenge Investing for growth Conventional business lines Global LNG, heavy oil Refining / infrastructure Alternative fuels Legislative / Regulatory Expedited expansion / upgrades of existing capacity More efficient permitting process New refineries / LNG regas terminals Modified fuel specification requirements Consistent with current environmental standards Conservation More efficient use of energy More efficient use of energy More efficient use of energy More efficient use of energy More efficient use of energy More efficient use of energy More efficient use of energy More efficient use of energy More efficient use of energy More efficient use of energy More efficient use of energy More efficient use of energy More efficient use of energy More efficient use of energy More efficient use of energy

2005 Highlights

Net Income
$13.5 B

Cash From Operations
$17.6 B

Debt Reduction
$2.5 B

1.56 MMBOED E&P Production
Excl. LUKOIL

0.25 MMBOED from LUKOIL

Closed Timan-Pechora JV

Finalized DEFS Restructuring

Stock Split / Dividend Increase

Hurricane Impacts

Wilhelmshaven Refinery Purchase

Burlington Resources Transaction

Libya Re-entry Secured

Qatargas 3 FID

ConocoPhillips

Return on Capital Employed Certain Transactions Adjusted for Purchase Accounting See Tables 1 - 3 for non-GAAP reconciliation * Excludes DEFS Restructuring GAAP ROCE Adjusted ROCE 10% 15% 15% 23% Peer Group COP 22% 31% 2003 2004 2005* East West 0.154 0.229 0.311

Cash Use Comparison 2005 COP TOT CVX RDS XOM BP Capex 11620 11356 8701 17121 17699 13085 Net Debt Reduction 2550 1055 1555 1502 3802 Net Share Repurchase 1522 4037 2737 6639 17961 11315 Dividends 1639 4662 3876 10849 7478 8186 Note: CVX percentages exclude purchase of Unocal.

Burlington Update Announced BR acquisition on December 12th, 2005 Additional key levels of management named on February 23rd for Upstream Americas and retention plans established to assure that key employees remain with the company Required regulatory waiting period/approvals complete Form S-4 became effective on February 24th Integration well advanced Special meeting of BR shareholders to be held on Thursday, March 30th Expect to close transaction on Friday, March 31st, 2006

Corporate Strategy Build on international scale and integration Grow E&P portfolio Grow R&M position Use Commercial expertise to create value from integration and asset position Move to AA credit rating Manage cost and capital discipline Utilize strengths in people, technology, and financial resources Creating Shareholder Value Note: After BR acquisition.

Strategic Objectives Target 1 Target 1 ROCE 2 ROCE 2 Competitive with Peers Debt ratio Debt ratio 15% - 20% Portfolio balance Portfolio balance 65% - 75% in E&P 20% - 25% in R&M 3% - 5% in Midstream / Chemicals Production 3 Production 3 3% long-term growth OECD at 65% - 70% of total 4 5-year reserve replacement 5-year reserve replacement 100%+ 1 After BR acquisition. 2 ROCE with certain transactions adjusted for purchase accounting. 3 Includes equity affiliates and Syncrude. 4 OECD % target includes LUKOIL.

E&P Strategy and Objectives E&P Objectives1 ROCE 2 Competitive with peers Production growth 3 3% long-term Production cost 4 $6.00 - $7.00 / BOE 5-year F&D cost $6.00 - $8.00 / BOE 5-year replacement 100% Grow production and reserves Build new legacy positions Optimize legacy business Stable OECD production Manage cost and production efficiency E&P Strategy Deliver competitive returns 1 After BR acquisition. 2 Certain transactions adjusted for purchase accounting. 3 Includes equity affiliates, Syncrude and LUKOIL. 4 Excluding transportation costs and LUKOIL.

E&P ROCE Certain Transactions Adjusted for Purchase Accounting Sources: Petroleum Finance Company, Company disclosures. Note: COP adjusted for purchase accounting. BP adjusted for purchase accounting in 2004. Peer companies include BP, XOM, CVX, RDS, and TOT (no segment data is available for TOT). See Tables 4 - 11 in Appendix for non-GAAP reconciliation. Peer Group COP Avg WTI, $/BBL 35.23 38.31 43.86 48.29 49.70 53.03 63.05 59.99 Henry Hub, $/MCF 5.69 6.00 5.75 7.07 6.27 6.74 8.53 13.00 COP E&P GAAP ROCE 15.3 16.2 16.9 19.6 20.8 21.9 25.5 26.5 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05

GDP Inflation Near-Term Capital Cost Pressures Foreign Exchange E&P Specific Inflation ~14% ~4% ~2% Capital Costs Note: After BR acquisition.

Investing in Growth[1]

2006 - 2008

Suban II
Bayu-Undan
Kerisi / Hiu

Corocoro I
Bohai Phase II
Yuzhno Khylchuyu
Libya

West Sak
Ekofisk Growth
Surmont
Syncrude III
Alaska WNS Sat's
Britannia Sat's
Alvheim
Statfjord Late Life
Rivers Field
Deep Bossier

2008 - 2011

Brass LNG
Qatargas 3 LNG
Plataforma-Deltana
North Belut
Suban III

Kashagan I
Su Tu Vang
Gumusut
Ketapang
Libya

Hejre
Tommeliten Alpha
Eldfisk Upside
Alaska Sat's
Woodford Shale
North America BD

2011+

Sunrise
Caldita
ANS Gas
Mackenzie Delta
Shtokman[2]

Kashagan II
Kashagan Sat's
Corocoro II & III
West Qurna
Malikai
Su Tu Trang
Kebabangan
Libya

Syncrude IV & V
Surmont II & III
Clair II
Thornbury
Canada Oil Sands

Global Gas



Other International



Legacy OECD



[1] After BR acquisition.
[2] Negotiations are underway.

20

Major U.S. Gas Supplier Delivering gas to the U.S. from various supply sources Canada Permian Basin Rockies Pacific LNG Imports Atlantic LNG Imports Atlantic LNG Imports #1 in N. A. gas production 50% owner in DEFS A leading gas marketer Developing multiple LNG projects and re-gasification capabilities Major existing positions in both Alaskan North Slope gas and Mackenzie Delta Participant in QG3 Bidding to participate in Shtokman Arctic Gas Panhandle San Juan Gulf Coast Note: After BR acquisition.

COP plus BR XOM BP ECA CVX DVN RDS COP APC BR U.S. 1821 2214 2749 869 2350 1649 1331 1388 1363 908 Canada 1727 1093 349 2099 130 764 500 433 378 819 Total 1821 3307 3098 2968 2480 2413 1831 1821 1741 1727 1727 Note: Production figures are based on YE 2004 Filings. COP volumes do not include fuel gas production. CVX pro forma for UCL. North America 2004 Gas Production 43

2005 2006 2007 2008 COP 1562 1650 2105 2718 2800 LUK 246 353 0 BR 0 377 515 GR Long-Term Growth Production Profile CAGR ~3% Note: Production is company estimates. 2006 includes 9 months of BR production. LUKOIL average equity is assumed at 13% in 2005, 18% in 2006, & 20% thereafter. COP includes equity affiliates and Syncrude. 45

R&M Strategy and Objectives 1 Certain transactions adjusted for purchase accounting. 2 R&M Base Objectives calculated at period average during 2006-2011 at $4.50 3-2-1 GC crack spread, excluding growth investments and Keystone project. R&M Objectives ROCE 1 Top quartile Net Cash Flow-Base 2 $2.4 B / yr Profitability-Base 2 $2.50 / BBL Utilization Industry- leading Driving top quartile ROCE Grow worldwide refining - Grow U.S. capacity and conversion capability - Grow Europe/Mid-East/Asia position - Enhance E&P integration Value chain optimization - Low-cost, efficient, integrated marketing and transportation - Operational excellence R&M Strategy Note: After BR acquisition.

Peer Group COP Avg WTI, $/BBL 35.23 38.31 43.86 48.29 49.70 53.03 63.05 59.99 Henry Hub, $/MCF 5.69 6.00 5.75 7.07 6.27 6.74 8.53 13.00 GCCS, $/BBL 6.36 9.17 6.33 4.09 6.37 9.63 17.42 10.27 COP R&M GAAP ROCE 11.3 19.5 16.8 17.4 15.7 24.6 30.4 23.1 Source: Company disclosures Note: COP and BP adjusted for purchase accounting. Peer companies include BP, XOM, CVX, RDS, and TOT (no segment data is available for TOT). See Tables 4 - 11 in Appendix for non-GAAP reconciliation. R&M ROCE Certain Transactions Adjusted for Purchase Accounting 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 Peer low 0.066 0.093 0.042 0.028 0.078 0.141 0.111 0.113 0.094 0.102 0.125 0 peer diff 0.07 0.101 0.041 0.232 0.12 0.196 0.188 0.352 Peer high 0.127 0.17 0.135 0.109 0.148 0.242 0.152 0.345 0.214 0.298 0.313 0.352 COP 0.16 0.131 0.199 0.078 0.171 0.291 0.251 0.256 0.226 0.354 0.434 0.33 0.226

Average Annual Growth in '000s bpd '95 to '99 '00 to '04 '05 to '09 Demand Growth (000's bpd) 1032 1285 1464 Capacity Growth (000's bpd) 1233 312 573 Strong Industry Fundamentals Source: Global capacity and demand: Purvin & Gertz. Additions based on existing capacity plus announced projects only. MBPD Strong demand growth outpacing capacity additions Global Refining Additions Product Demand Growth '95 to '99 '00 to '04 '04 to '09 Refining Additions vs. Demand Growth 500 1,500 1,000 Note: After BR acquisition.

$4B to $5B U.S. Investment Program 2005 2011 Crude Capacity 2182 2182 LRP Growth 230 2,410 Crude Capacity (MBPD) Current Future Clean Product Capacity (MBPD) Advantaged Crude Capability (MBPD) 2005 2011 Crude Capacity 1175 990 LRP Growth 650 +650 Current Future 2005 2011 Clean Product 1800 1800 LRP Growth 300 Current Future +300 +230 2,180 2,100 1,800 1,640 1,175 E&P Integration (MBPD) 2005 2011 Clean Product 200 200 LRP Growth 380 Current Future +380 580 200 Incremental crude capacity includes creep growth. Note: After BR acquisition.

Current Future Sweet 995.2 0.4 798.6 0.33 Heavy Sour Sweet Sweet Current Future Heavy Sour Sour Sour Transforming Capabilities COP U.S. Crude Runs (%) COP Clean Product Yield '04 '05 '06 '07 to '11 '12 82.2 83 83.8 85.68 87 Vol % '04 '05 '07-'11 '06 77 87 Platform-changing investments create long-term value '12+ Note: After BR acquisition.

Commercial Commercial Scope 2.5 B BBL/yr crude oil and refined products 4.5 - 5.0 TCF/yr gas marketing business Global trading operation Objectives Optimize value chain to maximize earnings Trade around asset base & market knowledge for additional value Financial contribution Improves total company ROCE Included in E&P / R&M realizations Included in E&P / R&M realizations Included in E&P / R&M realizations Included in E&P / R&M realizations Included in E&P / R&M realizations Included in E&P / R&M realizations Included in E&P / R&M realizations Included in E&P / R&M realizations Included in E&P / R&M realizations Included in E&P / R&M realizations Included in E&P / R&M realizations Included in E&P / R&M realizations Note: After BR acquisition.

Chevron Phillips Chemicals JV CVX - 50%, COP - 50% Improving ROCE Margin improvement Solid operations Cost efficiencies Overseas Growth World-scale facilities Advantaged feedstocks Access to growing markets 2001 2002 2003 2004 2005 Net Operating Income -128 -14 7 249 323 196 Net Income1 ($MM) 1 Net Income to COP Note: After BR acquisition.

2001 2002 2003 2004 2005 Net Operating Income 101.3 22.8 71.6 143.2 285 104 Duke Energy Field Services JV Net Income1 ($MM) DUK - 50%, COP - 50% 1 Net Income to COP, 2005 excludes gain on TEPPCO sale. Large NGL producer 353 MBPD in 2005 Focus on North America Improving ROCE Lower cost structure Rationalize portfolio Selective growth Note: After BR acquisition.

LUKOIL's sole equity partner 16.1% equity ownership1, moving to 20% JV partner in Timan-Pechora Jointly pursuing upstream and downstream opportunities globally 2005 segment earnings of $714 MM LUKOIL Update LUKOIL Update 1 Equity ownership as of the end of 12/31/2005. 1 Equity ownership as of the end of 12/31/2005. Note: After BR acquisition.

Financial Strategy Fund Growth Program Move to AA credit rating Debt reduction Equity improvement Target debt/capital ratio of 15-20% Annual dividend increases Share repurchases 65 Note: After BR acquisition.

2002 2003 2004 2005 2006 2007 Equity 30.74 35.2 43.8 53.9 83.1 95.3 Debt Debt / Cap Ratio 0.39 Debt Ratio Improvement 2003 2004 2005 2006 2007 Debt 17.8 15 12.5 25.2 18.2 Equity* $B Balance sheet debt* $B 2002 2003 2004 2005 2006 2007 Debt / Cap Ratio 39 33.6 25.5 18.8 23.2 16 Debt to capital ratio % * Based on First Call earnings and cash flow consensus and includes BR with an expected acquisition date of 3/31/06. Equity includes minority interest.

E&P* R&M Other 2005 74 24 2 Capital Program 2006 Investing Activity Projection1 Excluding LUKOIL investments E&P R&M Other $ Billions Cash Capex Cap. Interest Capex Loans to Affiliates Investing Activities East 13.3 13.7 14.7 West 13.3 13.7 North 0.4 1 1 Includes BR with an expected acquisition date of 3/31/06.

Sources of Cash Investing Activities LUKOIL Dividends Net Debt Reduction Other Ending Cash Balance Cash from Operations 23.7 11.2 8.8 6.5 0 0 Working Capital Asset Sales 1 Higher Receivables Capex 14.7 2.4 Other 2.2 2.3 6.5 Debt Reduction 1 Total Company Cash Flow 2006 Debt at 12/31/05: $12.5B Debt at 03/31/06 (est.): $31.7B Debt at 12/31/06 (est.): $25.2B $ Billions 71 * Based on First Call earnings and cash flow consensus and includes BR with an expected acquisition date of 3/31/06. CFOA* Starting Cash Balance

Cash Scenarios - 2006 Capex + dividend breakeven Crude - WTI Gas - HH Crack - GC Debt:cap $41.48 $6.18 $6.06 28% CFOA + asset sales ($Billions) $47.41 $7.07 $6.93 28% 2006 cash breakeven $58.17 $8.67 $8.50 23% First Call 2006 Dividends ($2.3B) Investing Activities ($14.7B) Debt Repayment ($6.5B) LUKOIL ($2.4B) Includes BR with an expected acquisition date of 3/31/06.

Outlook Burlington Resources integration Libya exploitation Qatargas 3 execution ANS/Mackenzie Delta gas Deep Bossier exploration / exploitation R&M strategic investment program Wilhelmshaven deep conversion Note: After BR acquisition.

Rising to the Challenge Deliver strong operating and financial performance Continued focus on Operating Excellence Manage cost inflation and project execution Well-defined, sustainable growth plan Portfolio of strong E&P / R&M growth projects Increased production and refining capacity / capability Financial strategy to complement value creation Setting Objectives 2003 Delivering Performance 2004 Raising Expectations 2005 Continuous improvement ? Shareholder value creation Investing for Growth 2006+ Note: After BR acquisition.

A.G. Edwards' Energy Conference Boston, Massachusetts John Carrig EVP, Finance and CFO March 14, 2006 40

Appendix A.G. Edwards' Energy Conference March 14, 2006 41

Return on Capital Employed Adjusted for Purchase Accounting Table 1

Return on Capital Employed Adjusted for Purchase Accounting Table 2

Return on Capital Employed Adjusted for Purchase Accounting Table 3 * Excludes DEFS Restructuring

Return on Capital Employed Adjusted for Purchase Accounting Table 4

Return on Capital Employed Adjusted for Purchase Accounting Table 5

Return on Capital Employed Adjusted for Purchase Accounting Table 6

Return on Capital Employed Adjusted for Purchase Accounting Table 7

Return on Capital Employed Adjusted for Purchase Accounting Table 8 * Excludes DEFS Restructuring

Return on Capital Employed Adjusted for Purchase Accounting Table 9

Return on Capital Employed Adjusted for Purchase Accounting Table 10

Return on Capital Employed Adjusted for Purchase Accounting Table 11

Financial Analysis Assumptions Table 12